Exhibit 1

Media Release

19 July 2011

The Westpac Group to support acquisition of J O Hambro Capital Management by BT Investment Management Limited

The Westpac Group (Westpac) today announced its support for the acquisition of J O Hambro Capital Management by its listed subsidiary BT Investment Management Ltd (BTIM)(1). J O Hambro Capital Management is a London-based boutique active equity investment management firm with approximately A$10.7 billion (£7.1 billion) in funds under management(2).

Westpac has given an undertaking to take up its full entitlement of $165m in the offer (Entitlement Offer) announced by BTIM today to partially fund the acquisition, subject to the offer not being withdrawn or the underwriting not being terminated.

“BT Investment Management’s acquisition of J O Hambro Capital Management, an award-winning UK boutique funds management business, is consistent with BT Financial Group’s wealth management strategy,” said Brad Cooper, Chief Executive of BT Financial Group.

“J O Hambro Capital Management has strong momentum with support from clients and asset consultants resulting in net flows of nearly $4bn for the 12 months to 30 June 2011. It was recently named the “Specialist Group of the Year”(3) which followed being awarded European Asset Management Company of the Year in 2010.

“There is strong cultural alignment between the two businesses and we fully support the acquisition,” Mr Cooper said.

Ends

For Further Information

Kylie Smith	Paul Marriage
BT Financial Group Corporate Affairs	Westpac Media Relations
Ph: 02 9181 1464	Ph: 02 8219 8512
Mob: 0419 746 464	Mob: 0401 751 860

BTIM has lodged a prospectus with ASIC today in relation to the Entitlement Offer (“Prospectus”). Copies of the Prospectus can be obtained from www.btim.com.au/entitlementoffer. All offers of BTIM shares under the Entitlement Offer will be made in or accompanied by a copy of the Prospectus. A person should consider the Prospectus in deciding whether to make an investment under the Entitlement Offer. Any person wanting to acquire shares under the Entitlement Offer will need to complete the application form that will be in or accompany the Prospectus. More information on BT Investment Management’s proposed acquisition visit www.btim.com.au/johambrocapitalmanagement.

(1) The Westpac Group has a 60 percent shareholding in BT Investment Management

(2) As at June 2011

(3) Investment Week Fund Manager of the Year Awards 2011